Management's Discussion & Analysis of Operating Results & Financial Position

December 9, 2005

This section of the quarterly report contains management's analysis of the financial performance of the Company and its financial position and it should be read in conjunction with the consolidated financial statements. Readers are cautioned that management's discussion and analysis (MD&A) contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2004 for additional details regarding risks affecting the business.

In our MD&A and elsewhere we refer to measures such as backlog and other items that are not defined by generally accepted accounting principles (GAAP). Our use of these terms may not be consistent with the way these terms are used by others. Where possible, in particular for earnings-based measures, we provide tables or other information that enables readers to reconcile between such non-GAAP measures and standard GAAP measures. While these measures are not defined by or required by GAAP, we provide this information to readers to help them better understand the significant events, transactions, and trends that affect our businesses.
All financial references in this document exclude the discontinued generic radiopharmaceuticals operations, our US laboratory operations, certain early-stage pharmaceutical research services operations, and our interests in Source Medical and Calgary Laboratory Services. The discussion below is based only on our continuing operations, unless otherwise noted. The results for all prior periods have been restated to conform to this presentation.

Overview

Revenue for the fourth quarter of fiscal 2005 was $390 million, up from $375 million over the same period last year. The operating loss for the quarter was $34 million, versus operating income of $11 million in the prior year.

Adjusted operating income was $49 million, a decrease of $4 million versus last year. Adjustments include the costs of our announced restructuring initiatives, and provisions related to long-term investments. Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) was $68 million at a margin of 17% compared to $70 million and 19% last year. Adjusted EBITDA is reconciled to operating income in a table on page 6.

For the fourth quarter, the average rate of exchange between the Canadian and US dollar was $1.18 compared to $1.26 last year and our effective translation rate on revenues was $1.26 versus $1.37, taking into account the impact of our hedging program. The declining US dollar, combined with the reduced protection of our hedge portfolio, reduced revenue by $16 million. On a currency-adjusted basis, revenues grew 8% in the quarter over the same period last year. On the same currency-adjusted basis, adjusted EBITDA grew 38%.

Adjusted earnings per share from continuing operations was $0.25 for the quarter, compared to $0.30 last year. The US dollar decline accounts for $0.04 of the drop compared to last year and the balance of the decline relates to decreases in operating income for reasons described in more detail below.

On September 1, 2005, we announced our strategic plan to pursue growth in the global life sciences market and dispose of assets that do not contribute to the Company's area of focus. Reflecting actions intended to implement this plan, our interests in Source Medical Corporation (Source) and Calgary Laboratory Services (CLS) were classified as discontinued operations in the quarter. Subsequent to the quarter-end, our interest in Source was sold to our partner for proceeds of $79 million. Late in the quarter, the Calgary Health Region, our partner in CLS, notified us of their intent to exercise their option to acquire our partnership interest. We are currently in discussions with the Region and expect to complete this transaction by the end of March 2006.

Our September 1st announcement also outlined our intent to find an alternate ownership structure for our Diagnostics business that realizes the maximum value for shareholders. The detailed plan to achieve this objective is being developed and, therefore, we have not reflected the balance of our Diagnostics business as discontinued at this time.

On December 2, an investee company, Hemosol Corp., entered receivership. In 2003, we wrote down the carrying value of our equity interest in this company to nil, although we continued to provide a guarantee of the company's bank debt. As a result of the receivership, the company's bank requested payment by MDS under the guarantee and on December 8, we remitted $20 million to the bank. In doing so, we assumed the loan and the senior security position held by the bank.

In conjunction with another secured lender who ranks second to us in preference, we have agreed to provide up to $1 million of debtor-in-possession (DIP) financing. This new funding will rank in preference to our existing secured position. Acting with our approval, the bankruptcy trustee has initiated a liquidation process.

The valuation of the company and its assets is highly uncertain at this time. Although we will have the first claim on any proceeds of the bankruptcy after the DIP financing is paid, we are unable at this time to determine whether or not there will be sufficient proceeds to fully repay our $20 million loan.

Under Canadian GAAP, equity accounting is required when losses sustained by an investee create an economic exposure for the shareholder. Our share of the operating losses sustained by Hemosol since it was restructured in May 2004 totals $7 million and this amount has been recorded in our fourth quarter financial statements. This amount is included in valuation provisions and investment write-downs in our reconciliations of adjusted EBITDA and adjusted EPS.

(Tabular amounts are in millions of Canadian dollars, except where noted.)

Summary Consolidated Results	Fourth Quarter				Full Year
	2005	2004	Change	2005	2004	Change
Revenues	$390	$375	4%	$1,489	$1,479	1%
Operating (loss) income	$(34)	$11	n/m	$76	$137	(45%)
Basic earnings (loss) per share	$(0.34)	$0.06	n/m	$0.22	$0.36	(39%)
n/m = not meaningful

The following table reconciles operating income as reported to adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA):

	Fourth Quarter		Full Year
	2005	2004	2005	2004
Operating (loss) income - as reported	$(34)	$11	$76	$137
Adjusted for:
Restructuring charges	67	7	72	13
Valuation provisions and investment write-downs	13	35	21	35
Other (gains) and charges	3	-	3	(18)
MDS Proteomics	-	-	-	81
Adjusted operating income	49	53	172	248
Depreciation and amortization	19	17	69	58
Adjusted EBITDA	$68	$70	$241	$306

Details of items affecting the period-to-period comparability of operating income and earnings per share are provided in the following table.

	Fourth Quarter		Full Year
	2005	2004	2005	2004
Basic Earnings (Loss) Per Share (EPS) from continuing operations - as reported [note 3 - Consolidated Financial Statements]	$(0.21)	$0.04	$0.30	$0.44
Adjusted for:
Restructuring	0.35	0.04	0.38	0.06
Valuation provisions and investment write-downs	0.10	0.22	0.13	0.22
Other (gains) and charges	0.01	-	0.01	(0.09)
MDS Proteomics	-	-	-	0.47
Adjusted EPS from continuing operations	$0.25	$0.30	$0.82	$1.10

Segment results

Fourth Quarter			2005			2004
	Revenues	Operating Income (Loss)	Operating Margin	Revenues	Operating Income	Operating Margin
Life Sciences	$304	$(37)	(12%)	$296	$9	3%
Health	86	3	3%	79	2	3%
	$390	$(34)	(9%)	$375	$11	3%

n/m = not meaningful

Full Year			2005			2004
	Revenues	Operating Income	Operating Margin	Revenues	Operating Income (Loss)	Operating Margin
Life Sciences	$1,154	$31	3%	$1,141	$160	14%
Health	335	45	13%	338	58	17%
	1,489	76	5%	1,479	218	15%
Proteomics	-	-	-	-	(81)	n/m
	$1,489	$76	5%	$1,479	$137	9%
n/m = not meaningful

Life Sciences
Review of operations - Revenues from Life Sciences businesses for the quarter were:

Fourth Quarter	2005	2004	Change
Early-stage research	$84	$86	(2%)
Late-stage research	51	52	(2%)
Pharmaceutical research services	135	138	(2%)
Gamma sterilization	31	30	3%
Nuclear medicine	56	56	-
Teletherapy systems	9	11	(18%)
Isotopes	96	97	(1%)
Analytical instruments	73	61	20%
	$304	$296	3%

Revenue from pharmaceutical research services was $135 million, a decline of 2% when compared to the prior year. Overall, our pharmaceutical research revenue continues to be unfavorably affected by the weakening of the US dollar. On a currency-adjusted basis, revenues were up 3% compared to a strong fourth quarter in the prior year.

In early-stage business for the quarter, our pharmacology unit continued to drive performance and was complemented by the integration of SkeleTech Inc.'s expertise in bone and central-nervous-system efficacy models. Our Canadian bioanalysis business is improving; however, with significantly lower sales levels when compared to the prior year, mainly driven by the ongoing US Food & Drug Administration (FDA) mandated review of bioequivalance studies. In the late-stage business, global central labs reported 10% incremental growth compared to the prior year, as work has ramped up on contracts previously in backlog.

The Company has a dedicated team focused on completing the FDA mandated review at our Montreal facility. Progress on the review is expected to accelerate as we approach completion and integrate the learnings experienced to date, and as the complexity of the remaining reviewable studies decreases. To ensure that we complete these reviews on schedule, we have reduced the volume of customer work at this facility by servicing contracts at our other lab locations. To regain our revenue base in this business, we are meeting with our customers to keep them advised of our findings and to present our comprehensive scientific capabilities to bring effective bioanalysis support to their research.

Our facility in New Orleans, which was affected by Hurricane Katrina, supports approximately 5% of the Company's total early clinical research beds. We assessed the damage sustained and have concluded that this site can be reopened by mid-fiscal 2006. We expect our insurance coverage to reimburse us for most of the losses experienced.

Our average pharmaceutical research backlog continues to expand, led by the performance of our global central labs business. Compared to the prior quarter and the prior year, backlog increased by 8% and 13% respectively.

Quarterly Average Backlog	[millions of US dollars]
Fiscal 2004 - Quarter 1	$ 240
Quarter 2	265
Quarter 3	285
Quarter 4	300
Fiscal 2005 - Quarter 1	315
Quarter 2	305
Quarter 3	315
Quarter 4	340

Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded. We report our backlog in US dollars to reflect the underlying currency of the majority of such contracts and, therefore, reduce the volatility that would result from converting the measure to Canadian dollars.

Revenue in our Isotope business was up 6% on a currency-adjusted basis compared to the prior year, although reported revenues decreased slightly, as foreign currency impacts were only partially balanced by an approximate 15% increase in cobalt-60 sales in the quarter. Our order book for self-contained irradiators remained stable in the quarter, led by our Gammacell units. Self-contained irradiators shipped in the year increased 19% compared to the prior year. Our teletherapy unit sales experienced softness in the quarter compared to prior year; however, we look forward to initial shipments of the new Equinox platform, which are scheduled for the first quarter of 2006.

We also had good results from radiotherapeutic products in the quarter. TheraSphere® , an innovative treatment option for liver cancer, continued to experience growth, with an approximate 80% increase in shipped doses compared to last year. In September, we were chosen by Berlex Canada to supply Yttrium-90 Chloride Sterile Solution (Y-90) for use with Berlex's ZEVALIN® radioimmunotherapy treatment for non-Hodgkin's lymphoma. This Canadian contract complements our supply contract with Biogen Idec Inc. in the US.

Analytical instruments revenues increased by 23% on a currency-adjusted basis and reported revenues increased 20% compared to the prior year. Overall shipments of analytical instruments were up approximately 22% in the quarter, with one-third of this increase related to our new MALDI products. Shipments of triple quad instruments to pharmaceutical customers in the small molecule market are strengthening, led by our API 4000 model and momentum from products launched earlier in the year, including the API 5000 and API 3200. The recently introduced 4800 MALDI TOF/TOF has shown strong market acceptance in the proteomics market and we have a backlog of orders at quarter-end. In addition, our ICP/MS mass spectrometer-based products have shown encouraging indications of a rebound to counterbalance the slower first half of the year. Performance in this market was led by the strong showing of our market-leading DRC II product when compared to the prior year.

Our new cell-based technology, CellKey™ System was introduced at the annual Society for Biomolecular Screening Conference held recently in Geneva, Switzerland. The CellKey™ platform will offer our drug discovery customers tools to simplify their assay design activities, address many of the bottlenecks currently experienced within secondary screening and lead optimization, and ultimately enable them to develop important new medicines more rapidly.

The operating loss for the Life Sciences segment was $37 million (after the allocation of common costs) at a margin of (12%), down from of $9 million and 3% respectively in the prior year. Adjusted EBITDA for the segment was $46 million for the fourth quarter of 2005 at a margin of 15%, compared with $55 million and 19% for the same period last year.

The following table reconciles operating income for the Life Sciences segment as reported in the interim consolidated financial statements to adjusted EBITDA:

	Fourth Quarter		Full Year
	2005	2004	2005	2004
Operating (loss) income - as reported	$(37)	$9	$31	$160
Adjusted for:
Restructuring charges	50	6	55	8
Valuation provisions and investment write-downs	13	25	21	25
Other (gains) and charges	3	-	3	(18)
Adjusted operating income	29	40	110	175
Depreciation and amortization	17	15	61	52
Adjusted EBITDA	$46	$55	$171	$227

Foreign currency exposure in excess of our US dollar hedges impacted segment operating income by $9 million in the quarter compared to 2004. On a currency-adjusted basis, adjusted EBITDA for the segment increased 33%.

During the quarter, we determined that a US$5 million long-term investment is impaired based on our assessment of the carrying value of the receivable compared to the present value of expected future cash flows. The write-off of this asset has been reflected as an adjustment in arriving at adjusted EBITDA for the quarter.

The work MDS Pharma Services conducts in Montreal for foreign clients is eligible for certain tax credits. During the quarter, we increased the valuation provision relating to these credits by approximately $3 million, to reflect our current view of the likelihood that such claims can be collected given current assessing practices.

In our pharmaceutical research services business, strong performance by our pharmacology business unit, combined with a cost reduction program relating to selling and administrative costs, made a positive contribution to operating income. Our bioanalysis business, inclusive of the incremental FDA review costs and adjustments to tax credits, along with timing delays for certain global clinical development projects in our North American business, contributed lower operating income compared to the prior year.

Our isotopes business experienced a decrease in operating income versus the prior year, driven primarily by currency impacts, partially balanced by the increased shipments of cobalt-60, and the continuing growth of our TheraSphere® product.

The incremental change in operating income related to analytical instruments was favorable when compared to the prior year, resulting largely from the recovery within our ICP/MS products, strength from our triple quad products, and solid performance from our MALDI 4800 and other new products.

Capital expenditures - Net purchases of capital assets in Life Sciences amounted to $37 million for the quarter compared to $32 million last year. Included in capital expenditures for the quarter is $26 million relating to the MAPLE facility, of which $2 million reflects capitalized interest costs.

Earlier this year, we commenced a mediation process with Atomic Energy of Canada Limited (AECL) relating to the MAPLE facilities in an attempt to settle our dispute with regards to commissioning delays, as well as construction and pre-commissioning and post-commissioning operating costs. Formal mediation proceedings were held during the fourth quarter and the mediation process is ongoing.

AECL has obtained a renewal of the Class I Non-Power Reactor Operating License to operate the MAPLE 1 and 2 reactors at the Chalk River Laboratories from the Canadian Nuclear Safety Commission (CNSC), replacing the license that was scheduled to expire on November 30, 2005. The renewed license, which was obtained subsequent to quarter-end, is valid until November 30, 2007 and will permit work to continue on the commissioning of the reactors. Commissioning remains delayed as AECL continues work to resolve outstanding technical issues, including the positive power coefficient.

We depend on the Nuclear Research Universal (NRU) reactor, operated by AECL, for the supply of the majority of our reactor isotopes. Following the completion of an environment assessment in the prior quarter, the CNSC was in a position to consider a license renewal application following a 1-day public hearing held on October 18, 2005. Subsequent to quarter-end, the CNSC announced its decision to extend the operating license for AECL's NRU reactor at Chalk River Laboratories to July 31, 2006. The term of this license will now coincide with those of other AECL Chalk River facilities. This decision extends the operating license beyond its previously scheduled expiry on December 31, 2005, and it will allow time for AECL to complete a formal application for a five-year license renewal.

Segment outlook -We continue to be challenged by the weak US dollar and will be affected even more in 2006 as our hedge protection is diminished. To address this issue, we will focus on achieving a more competitive cost structure. We expect to complete our planned restructuring initiatives within this segment in fiscal 2006.

We are actively capitalizing on opportunities in the pharmaceutical research market, and we are merging the extensive expertise found in our early stage businesses. Our most notable success has been the creation of the Drug Development Program (DDP) group, which offers integrated drug-development services principally to the biotech industry. We have had good success marketing these integrated services to our customers in the biotech industry and we will continue to seek other synergies to provide our customers with a comprehensive package of services.

Completion of the FDA review and marketing activities designed to rebuild our bioanalysis business is a core priority for us going forward. In the fourth quarter, we increased the dedicated resources assigned to this review to ensure we meet the deadlines for completion of the process.

We are focused on resource management and deployment in our North American global clinical development operations to improve operational effectiveness in this business unit. Our newest central lab operation in North Brunswick, New Jersey, is scheduled to open in the first quarter of fiscal 2006. This new facility increases our capacity to service North American central lab contracts.

MDS Sciex, together with its joint venture partner Applied Biosystems, recently launched a new product line of Tempo™ Liquid Chromatography (LC) systems. These systems will provide integrated front-end solutions for researchers performing LC/MS and LC MALDI-based experiments and are targeted to proteomics, biotech and drug discovery markets. We are also pleased with the market acceptance of our 4800 MALDI TOF/TOF Analyzer and we are increasing production to ship the backlog orders.

Our manufacturing facility in Singapore was completed during the quarter and we are currently hiring production staff for the plant. CellKey will be the initial product manufactured at the Singapore site and we have begun to build initial prototypes. We are on target for commercial production to begin in the first quarter of 2006.

On October 3, 2005, MDS Sciex together with its joint venture partner Applied Biosystems announced the sale of 21 API 4000 Systems to the Centers for Disease Control and Prevention (CDC) and several state health laboratories. These systems will be deployed in state and local CDC labs as part of the Laboratory Response Network and provide a validated national platform for identifying harmful chemical agents.

Our isotope business remains well positioned for growth in 2006. Earlier this year, we negotiated an extension to our cobalt supply agreement with Bruce Power Limited Partnership. This new agreement has a term of 15 years.

Effective November 1, 2005, the CNSC renewed MDS Nordion's Class 1B Nuclear Facility Operating License for a 10-year term, based on our compliance programs and history of safe operations. This is the first time a license for such duration has been issued.

In mid-November a competitor announced the recall of their technetium generator product. MDS Nordion has increased its production to meet patient needs resulting from this recall.

Health
Review of operations - Revenues from the Health business in the quarter were:

Fourth Quarter	2005	2004	Change
Diagnostics	$86	$79	9%

Diagnostic revenues increased by 9% compared to the prior year. The Company continues to experience patient volume growth in British Columbia (BC), reflecting ongoing demographic changes and growth in the utilization of community laboratories.

MDS is a leading provider of laboratory services in Ontario. The existing agreement with the Ontario Ministry of Health and Long Term Care expired on March 31, 2005 and negotiations between the Ministry and the Ontario Association of Medical Laboratories commenced subsequent to the quarter- end. We continue to bill under the old agreement while a new agreement is being negotiated. Revenue in Ontario was up marginally compared to the prior year.

The following table reconciles operating income for the Health segment as reported in the interim consolidated financial statements to adjusted EBITDA:

	Fourth Quarter		Full Year
	2005	2004	2005	2004
Operating income - as reported	$3	$2	$45	$58
Adjusted for:
Restructuring charges	17	1	17	5
Valuation provisions and investment write-downs	-	10	-	10
Adjusted operating income	20	13	62	73
Depreciation and amortization	2	2	8	6
Adjusted EBITDA	$22	$15	$70	$79

Operating income for the segment was $3 million (after the allocation of common costs) at a margin of 3%, up from $2 million and a margin of 3% in the prior year. The increase is due mainly to incremental BC volume and to cost management initiatives such as the LeanSigma process improvement program initiated across our business. Adjusted EBITDA for the segment was $22 million compared to $15 million last year.

Capital expenditures - Our diagnostics business purchased $3 million of capital assets during the quarter compared to $2 million for the quarter last year. The prior year purchases were offset by the sale of assets associated with our exit from the US laboratory business.

Segment outlook - A priority within this segment is improving operating income by the continued execution of our LeanSigma program. We anticipate a significant improvement in adjusted EBITDA from the reduction in headcount and the associated process improvement initiatives. We remain committed to delivering the same high quality service to patients and physicians who use our services as we complete our planned restructuring initiatives in fiscal 2006.
We are actively engaged in contract negotiations in Ontario, and expect that a new contract will be retroactive to April 1, 2005.

Restructuring
In the fourth quarter we recorded a restructuring charge of $67 million, allocating $50 million to Life Sciences and $17 million to Health businesses. The restructuring charges included severance of $46 million associated with an anticipated reduction in workforce of 700, of which 613 had been completed by October 31, 2005.

The remaining provision of $21 million includes capital asset write-downs associated with abandoned IT infrastructure projects and other charges associated with planned changes to our IT support function and facility rationalization.

Other Items
For the quarter, selling, general and administrative expenses (SG&A) were $84 million compared to $69 million last year. Spending on SG&A is up 3% from last year as a percentage of revenues as the restructuring had limited effect on our overhead and spending until late in the quarter.

Research and development (R&D) expenses for the quarter were $7 million, which was a decrease of $4 million from the prior year. In the quarter, the majority of the spending related to new analytical instruments and our new Equinox therapy system.

The Company's tax recovery for the quarter was recorded at a 25% effective rate (13% in the prior year). The rate is lower than expected due principally to the fact that we were unable to record tax benefits on the investment write-down, the Hemosol equity loss, and on certain elements of the restructuring charge reported in the quarter.

Effective January 1, 2008 eligibility for certain post retirement benefit plans will be reduced, and as a result, we recorded a net curtailment gain of $4 million in the quarter.

Discontinued operations
In keeping with our strategy to focus on growth in the global life sciences market and sell assets that do not contribute to this area of focus, Source, the distribution operation previously within the Health segment, was classified as a discontinued operation in the quarter. In November, we completed the sale of our interest in Source to Cardinal Health for proceeds of $79 million. For the quarter, net revenue and operating income from this business were $57 million (year-to-date $217 million) and $2 million (year-to-date $9 million), respectively. Net income from this business was $6 million in 2005.

Within our Diagnostics business, our partner exercised its right to purchase our interest in CLS. CLS is a medical diagnostic laboratory that offers a range of laboratory services to the Calgary Health Region and parts of Southern Alberta. As a result, this interest has been classified as a discontinued operation and a goodwill impairment charge of $16 million was recorded to reflect our anticipated recovery from this sale. Net revenue and operating income from this business was $18 million (year-to-date $72 million) and $1 million (year-to-date $5 million), respectively. Net income from this business was $2 million in 2005.

Certain early-stage pharmaceutical research service businesses, comprising our pharmaceutics, biopharmaceutics/biosafety and fermentation operations are classified as discontinued operations.
Net revenue from these businesses was $23 million for the year with an operating loss before shutdown costs of $9 million.

The net assets held for sale related to discontinued operations were $64 million at quarter-end.

Liquidity and capital resources
Our cash position at October 31, 2005 was $265 million, down 3% from $274 million at July 31, 2005. Operating working capital was $84 million, a decrease of $75 million from July 31 mainly due to elevated accounts payables and accrued liabilities related to our restructuring plan.

Cash flow from continuing operations for the quarter was $37 million, compared to $41 million in the fourth quarter last year, reflecting the lower operating income.

Cash used in investing activities for continuing operations was $53 million in the quarter, which is an increase of $49 million compared to the prior year. Investing activities in the prior year included a net cash inflow of $27 million resulting from the sale of certain of our discontinued US laboratory businesses.

Cash from financing activities was $7 million compared to $12 million used in the prior year. The prior year's spending included a significant repurchase of shares for cancellation under our Normal Course Issuer Bid. No shares were repurchased in the fourth quarter.

The Company has a $500 million, five-year committed, revolving credit facility which was undrawn at October 31, 2005.

The weighted average interest rate on fixed long-term debt was 5.72% and the weighted average term to maturity is 5 years.

Financial instruments
We use derivative financial instruments to manage foreign currency and interest rate exposure. These instruments consist of forward foreign exchange and option contracts and interest-rate swap agreements. All derivative instrument contracts are with banks listed on Schedule I to the Bank Act (Canada) and the Company utilizes financial information provided by certain Schedule I banks to determine the fair market values of the financial instruments.

At quarter-end, the net mark-to-market value of all derivative instruments was $3 million.

Quarterly highlights
Following is a summary of selected consolidated financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This financial data has been prepared in accordance with GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.

(Millions of Canadian dollars, except Earnings per share)

	Fiscal 2005				Fiscal 2004
	Oct	July	Apr	Jan	Oct	July	Apr	Jan
Net revenues	$390	$370	$360	$369	$375	$375	$369	$360
Operating income (loss)	(34)	26	36	48	11	67	-	59
Income (loss) from continuing operations	(29)	14	25	32	5	51	(24)	31
Net income (loss)	$(48)	$19	$30	$30	$9	$50	$(36)	$28
Earnings (loss) per share from continuing operations
Basic	$(0.21)	$0.10	$0.18	$0.23	$0.03	$0.36	$(0.17)	$0.22
Diluted	$(0.21)	$0.10	$0.18	$0.22	$0.03	$0.36	$(0.17)	$0.22
Earnings (loss) per share
Basic	$(0.34)	$0.14	$0.21	$0.21	$0.06	$0.35	$(0.25)	$0.19
Diluted	$(0.34)	$0.14	$0.21	$0.21	$0.06	$0.35	$(0.25)	$0.19

Items that impact the comparability of operating income include:

The second quarter of 2004 reflected charges related to the write-down of our investment in MDS Proteomics to net realizable value, partially offset by other net gains, leading to a net charge of $62 million.

The fourth quarter of 2004 reflected restructuring charges of $7 million and valuation provisions totaling $35 million.
The third quarter of 2005 reflected restructuring charges of $5 million and a write-down of licensed technology of $8 million.
The fourth quarter of 2005 reflected restructuring charges of $67 million and provisions related to long-term investments of $13 million.

Risks and Uncertainties
To determine the assets held for sale from the operations classified as discontinued operations, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and, therefore, these amounts are subject to measurement uncertainty.

We adopted CICA Handbook Section 3110 - Asset Retirement Obligations (AROs), on November 1, 2004. This section describes how to recognize and measure liabilities related to legal obligations related to retiring property, plant and equipment. We have identified an asset retirement obligation of our Isotopes business relating to decommissioning costs of a facility located in Kanata, Ontario. We do not have sufficient information to estimate the fair value of the asset retirement obligation. A liability will be initially recognized in the period in which sufficient information exists to estimate the range of potential settlement dates that is needed to employ a present value technique to estimate fair value.

Changes in Accounting Standards
In June 2005, the CICA issued Handbook Section 3831 - Non-monetary Transactions (Section 3831) to revise and replace the current standards on non-monetary transactions. The Company has chosen early adoption of this policy, as permitted, effective with the interim period commencing August 1, 2005.

The new section requires all non-monetary transactions to be measured at fair value of the asset given up or the asset received, whichever is more reliable, unless the transaction lacks commercial substance. The commercial substance approach differs from the prior approach related to the culmination of earnings process as the test for fair value measurement. The commercial substance requirement is met when an entity's future cash flows are expected to change significantly as a result of the transaction. The adoption of this standard did not have an impact on the Company's results from operations or the financial position of the Company.